UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-14035

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stage Stores, Inc. Nonqualified Deferred Compensation Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
10201 Main Street
Houston, Texas 77025

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Financial Condition -
December 31, 2012 and 2011	4

Statements of Income and Changes in Plan Equity -
Years Ended December 31, 2012, 2011 and 2010	5

Notes to Financial Statements	6

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

SIGNATURE	14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Houston, Texas

We have audited the accompanying statements of financial condition of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2012.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 2012 and 2011, and the income and changes in plan equity for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Houston, Texas
March 28, 2013

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2012 and 2011

	2012	2011

Assets
Investments, at fair value:
Mutual funds	$11,579,035	$11,060,299
Stage Stores, Inc. common stock, as determined by quoted market prices - 52,561 and 66,406 shares with a cost basis of $688,531 and $829,790, respectively	1,302,466	922,377
Total investments	12,881,501	11,982,676
Cash	4,290	76,191
Total assets and plan equity	$12,885,791	$12,058,867

The accompanying notes are an integral part of these financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Additions
Contributions:
Participant	$1,141,544	$1,510,866	$1,223,407
Employer	834,325	1,029,020	1,054,820
Net investment income:
Dividend income on investments in:
Mutual funds	211,237	195,352	159,077
Stage Stores, Inc. common stock	24,433	20,812	14,279
Net appreciation (depreciation) in fair value of investments	1,880,899	(1,199,129)	1,174,054
Total additions	4,092,438	1,556,921	3,625,637

Deductions
Distributions to participants	3,265,514	809,337	1,553,006
Net increase in plan equity	826,924	747,584	2,072,631

Plan equity at beginning of year	12,058,867	11,311,283	9,238,652
Plan equity at end of year	$12,885,791	$12,058,867	$11,311,283
The accompanying notes are an integral part of these financial statements.

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements
December 31, 2012, 2011 and 2010

1.            Plan Description

      The following brief description of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

      General

      The Plan is a defined contribution plan and was established on January 1, 2002 by Stage Stores, Inc. (the "Company") for the purpose of attracting and retaining highly qualified individuals for the successful conduct of the Company's business by helping to provide for the retirement of the Company's key employees selected to participate in the Plan.

      Eligibility and Vesting

      The Plan covers key employees ("Participants"), the selection of which remains at the sole discretion of the Plan Administrative Committee (the "Committee") of the Company, as defined in the Plan document.  Participation is voluntary and Participants can elect to contribute up to fifty percent (50%) of the Participant's compensation and up to one hundred percent (100%) of the Participant's bonus.  Employer matching contributions are determined by the Committee from year to year.  The Participant and employer matching contributions are vested 100% in the Plan at all times.

      Participant Accounts

      The Company maintains a Participant Account ("Account") for each Participant deferring compensation to the Plan.  The Account is adjusted for the Participant deferral/contribution, employer match and any investment gain or loss (on investments in which the Account balance is placed) and any payment or distribution attributable to that Account.

      Effective June 5, 2008, the Company amended the Plan to include a stock investment option wherein Participants can elect to invest a portion of their deferrals in the Company's common stock (the "Company Stock Investment Option"). Effective April 1, 2013, the Company will amend and restate the Plan and the Terms and Conditions of the Company Stock Investment Option. Participant contributions and employer matching contributions, which are currently invested in a money market account and are applied to the purchase of Company stock in the open market on the last trading day of the calendar month, will instead be applied to the purchase of Company stock in the open market in "real time" as those contributions are received.  As is currently the case, these shares are held in a grantor trust.  Once Company stock has been credited to the Participant's Account, it may not be transferred or liquidated by the Participant and shall remain in the Account until such date as the Participant is no longer an employee of the Company and for a period of six months thereafter, at which time the Company stock shall be transferred to the Participant's personal brokerage account, as designated at that time by the Participant; hence, the Company Stock Investment Option portion of the Account cannot be settled in cash.  The number of shares of common stock credited to a Participant's Account shall be adjusted, as appropriate, to reflect any stock split, any dividends or deemed dividends, any recapitalization of the Company, or any reorganization of the Company.  Shares of common stock will be issued in the name of the Plan.  During the period the common stock is held by the Plan, Participants will not have the right to vote those shares of common stock and Participants will not have any other incidents of ownership or rights as a shareholder with respect to those shares of common stock.

      Payment of Benefits
      On termination of service, a participant may generally elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 2 to 5 year period.
      Plan Termination
      The Company retains the unilateral power to amend or terminate the Plan at any time.  No such amendment or termination shall adversely affect any Participant or their beneficiaries with respect to their right to receive the value of their vested Accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective, without the consent of affected Participants or their beneficiaries.
           Reclassifications
      Certain amounts previously reported have been reclassified to conform to the current presentation.
2.            Significant Accounting Policies
      Basis of Accounting.  The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
      Investment Valuation and Income Recognition.  Effective April 1, 2013, Fidelity Management Trust Company will administer all mutual funds and the Company Stock Investment Option, execute all investment transactions and serve as the Plan's trustee.  Since July 1, 2010, Pen-Cal Administrators, Inc. and UBS Financial Services, Inc. have administered all mutual funds and the Company Stock Investment Option and executed all investment transactions, while Wilmington Trust Retirement and Institutional Services Company have served as the Plan's trustee and held the Plan assets.  Prior to July 1, 2010, Compass Consulting and Wells Fargo administered and executed all investment transactions and held the Plan assets.  The Plan's investments include publicly traded mutual funds and shares of Company stock both of which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statements of Income and Changes in Plan Equity as appreciation /depreciation in the fair market value of investments.  Refer to Note 4 for further details related to the Plan's fair value valuation methods.  Realized gains and losses on investments are calculated using average cost.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest is recorded as earned.
      Distributions.  Distributions to participants are recorded when paid.
      Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements.  Actual results could differ from those estimates.
      Risks and Uncertainties. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the Statements of Financial Condition.

3.            Investments

      The Plan's investments that represented 5% or more of the Plan's net assets available for plan benefits as of December 31, 2012 and 2011 are as follows:
	2012	2011
Fidelity Advisor New Insights A	$1,880,988	$1,994,202
Stage Stores, Inc. common stock (1)	1,302,466	922,377
Columbia Balanced A	1,103,359	857,429
Oppenheimer Developing Markets A	1,091,914	743,439
American Century Equity Income A	1,066,209	907,941
Fidelity Advisor Treasury Money Market CI T	1,043,234	2,121,317
Blackrock International Opportunities Portfolio A	757,180	699,957
John Hancock Global Opportunities CL A	662,296	1,408,680
Total	8,907,646	9,655,342

Other, individually representing less than 5% of total	3,973,855	2,327,334
Investments, at fair value	$12,881,501	$11,982,676

(1) Indicates party in interest to the Plan

         During the years ended December 31, 2012, 2011 and 2010, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, (depreciated) appreciated in value as follows:

	2012	2011	2010
Realized gain (loss) on investments in mutual funds	$325,377	$(611,200)	$61,868
Unrealized gain (loss) on investments in
Mutual funds
Domestic equities	375,409	61,453	431,788
International equities	289,405	(395,350)	387,246
Bond	21,039	(19,532)	10,730
Balanced	101,277	(8,257)	-
Target date	1,389	-	-
Stage Stores, Inc. common stock	767,003	(226,243)	282,422
Net appreciation (depreciation) in fair value of investments	$1,880,899	$(1,199,129)	$1,174,054

      The following tables set forth the detailed investment activities by individual fund for the following periods:

			Net Investment Income
	Investments at 1/1/12	Contributions	Dividend Income	Realized Gain (Loss) on Investment	Unrealized Gain (Loss) on Investment	Distributions	Transfers	Investments at 12/31/12

Mutual funds:
American Century Equity Income A	$907,941	$98,221	$33,078	$24,695	$52,121	$(78,366)	$28,519	$1,066,209
American Century Mid Cap Value A	2,496	17,652	5,203	923	10,564	-	108,103	144,941
Blackrock Equity Dividend A	3,475	89,158	7,534	5	16,530	-	377,848	494,550
Blackrock Intl Opportunities Port A	699,957	130,074	10,491	22,224	99,977	(168,194)	(37,349)	757,180
Columbia Balanced A	857,429	137,815	11,887	10,230	101,277	(76,218)	60,939	1,103,359
Dreyfus S&P 500 Index	157	4,330	144	-	51	-	-	4,682
Fidelity Adv Div Gr A	-	5,585	1,092	-	15,600	-	123,231	145,508
Fidelity Adv Freedom 2025-A	-	11,161	213	-	271	-	-	11,645
Fidelity Adv Freedom 2030-A	-	16,742	319	-	428	-	-	17,489
Fidelity Adv Freedom 2035-A	-	16,742	281	-	516	-	-	17,539
Fidelity Adv Freedom 2040-A	-	6,682	109	-	174	-	-	6,965
Fidelity Adv Mid Cap II A	5,930	36,800	17,420	-	4,230	-	300,914	365,294
Fidelity Adv New Insights A	1,994,202	258,701	7,585	84,682	211,842	(198,303)	(477,721)	1,880,988
Fidelity Adv Small Cap A	6,188	33,210	689	(66)	18,644	-	161,399	220,064
Fidelity Adv Treasury Money Mkt CI T	2,121,315	227,837	196	-	-	(1,517,643)	211,529	1,043,234
Fidelity Advisor Income A	213,034	4,285	860	574	(2)	-	(218,663)	88
Fidelity Contrafund	76,119	135,594	5,868	5,650	17,077	-	319,654	559,962
Franklin High Inc A	557,536	67,527	22,980	16,178	12,080	(5,424)	(428,586)	242,291
Heartland Value Plus	32,850	87,466	16,464	(7,407)	(3,641)	-	310,977	436,709
John Hancock Global Opp CL A	1,408,680	117,742	4,870	94,163	47,451	(270,536)	(740,074)	662,296
Lord Abbett AII Value A	483,361	104,404	8,911	14,974	32,391	(140,502)	3,856	507,395
Oppenheimer Developing Markets A	743,439	176,617	4,257	33,075	141,977	(299,447)	291,996	1,091,914
Pimco Total Return A	505,436	112,613	30,919	12,111	2,335	(5,083)	(136,578)	521,753
Templeton Global Bond A	440,754	56,361	19,867	13,366	6,626	-	(259,994)	276,980
Stage Stores, Inc. common stock	922,377	94,451	24,433	-	767,003	(505,798)	-	1,302,466
	$11,982,676	$2,047,770	$235,670	$325,377	$1,555,522	$(3,265,514)	$-	$12,881,501

			Net Investment Income
	Investments at 1/1/11	Contributions	Dividend Income	Realized (Loss) Gain on Investment	Unrealized (Loss) Gain on Investment	Distributions	Transfers	Investments at 12/31/11

Mutual funds:
American Century Equity Income A	$-	$38,680	$14,722	$(6,034)	$38,419	$(42,777)	$864,931	$907,941
AMCAP Fund A	1,188,197	177,456	4,970	(50,253)	-	(18,462)	(1,301,908)	-
American Balanced Fund A	927,541	145,754	11,115	(9,867)	-	-	(1,074,543)	-
American High-Income Trust A	181,326	48,525	10,219	(9,301)	-	(4,766)	(226,003)	-
Capital World Bond Fund A	245,358	44,160	3,930	11,606	-	(46,599)	(258,455)	-
Intermediate Bond Fund of America A	223,170	66,300	3,549	4,721	-	(30,792)	(266,948)	-
New World Fund A	1,048,028	184,513	-	(75,221)	-	(34,082)	(1,123,238)	-
SMALLCAP World Fund A	988,073	165,722	-	(102,077)	-	(8,806)	(1,042,912)	-
Washington Mutual Investors Fund A	990,990	152,747	11,650	(15,925)	-	(54,409)	(1,085,053)	-
Capital World Growth and Income Fund A	893,973	127,848	14,303	(70,955)	-	(44,057)	(921,112)	-
American Century Mid Cap Value A	-	2,443	109	-	(56)	-	-	2,496
EuroPacific Growth Fund A	756,360	153,561	-	(65,598)	-	(23,320)	(821,003)	-
The Growth Fund of America A	1,264,597	201,759	-	(76,418)	-	(48,544)	(1,341,394)	-
The Investment Company of America A	620,295	94,722	6,131	(47,735)	-	-	(673,413)	-
American Funds Money Market Fund	902,664	261,821	-	-	-	(260,327)	(904,158)	-
Blackrock Equity Dividend A	-	3,362	19	6,462	(46)	-	(6,322)	3,475
Blackrock Intl Opportunities Port A	-	48,427	12,486	(8,131)	(70,058)	(4,916)	722,149	699,957
Columbia Balanced A	-	45,232	33,272	(2,221)	(8,257)	(5,143)	794,546	857,429
Dreyfus S&P 500 Index	-	155	3	-	(1)	-	-	157
Fidelity Adv Mid Cap II A	-	6,076	-	-	(146)	-	-	5,930
Fidelity Adv New Insights A	-	111,161	-	(26,470)	13,488	(46,146)	1,942,169	1,994,202
Fidelity Adv Small Cap A	-	6,076	424	-	(312)	-	-	6,188
Fidelity Adv Treasury Money Mkt CI T	-	81,728	41	-	-	-	2,039,546	2,121,315
Fidelity Advisor Income A	-	667	2,750	-	(2,107)	-	211,724	213,034
Fidelity Contrafund	-	15,500	110	11,936	3,323	-	45,250	76,119
Franklin High Inc A	-	19,354	7,570	99	9,680	(19,274)	540,107	557,536
Heartland Value Plus	-	5,876	586	9,379	2,258	-	14,751	32,850
John Hancock Global Opp CL A	-	73,613	7,025	(48,033)	(236,216)	(45,259)	1,657,550	1,408,680
Lord Abbett AII Value A	-	32,037	16,001	(15,064)	4,526	(5,605)	451,466	483,361
Oppenheimer Developing Markets A	-	55,738	13,829	(23,351)	(89,076)	(23,177)	809,476	743,439
Pimco Total Return A	-	25,144	6,402	(7)	(2,330)	(812)	477,039	505,436
Templeton Global Bond A	-	16,873	14,136	(2,742)	(24,775)	(38,496)	475,758	440,754
Stage Stores, Inc. common stock	1,015,360	116,016	20,812	-	(226,243)	(3,568)	-	922,377
	$11,245,932	$2,529,046	$216,164	$(611,200)	$(587,929)	$(809,337)	$-	$11,982,676

			Net Investment Income
	Investments at 1/1/10	Contributions	Dividend Income	Realized Gain on Investment	Unrealized Gain on Investment	Distributions	Transfers	Investments at 12/31/10

Mutual funds:
AMCAP Fund A	$637,314	$165,754	$4,518	$-	$117,623	$-	$262,988	$1,188,197
EuroPacific Growth Fund A	776,690	176,985	10,278	8,711	49,437	(87,024)	(178,717)	756,360
The Growth Fund of America A	813,578	291,327	10,097	4,753	115,293	(78,196)	107,745	1,264,597
New World Fund A	907,230	210,288	14,688	17,814	128,330	(155,385)	(74,937)	1,048,028
SMALLCAP World Fund A	722,673	158,031	13,070	11,786	163,648	(109,165)	28,030	988,073
Capital World Growth and Income Fund A	825,952	170,854	21,525	1,400	45,831	(15,552)	(156,037)	893,973
The Investment Company of America A	382,060	96,296	11,005	-	45,121	-	85,813	620,295
Washington Mutual Investors Fund A	635,848	79,657	22,428	978	78,519	-	173,560	990,990
American Balanced Fund A	586,197	161,794	16,940	2,823	75,232	(51,474)	136,029	927,541
American High-Income Trust A	8,903	46,160	9,141	-	3,263	-	113,859	181,326
Capital World Bond Fund A	1,398,020	163,661	21,325	13,603	4,950	(235,606)	(1,120,595)	245,358
Intermediate Bond Fund of America A	110,612	78,537	4,062	-	2,517	-	27,442	223,170
American Funds Money Market Fund	779,175	320,049	-	-	-	(791,380)	594,820	902,664
Stage Stores, Inc. common stock	654,400	93,483	14,279	-	282,422	(29,224)	-	1,015,360
	$9,238,652	$2,212,876	$173,356	$61,868	$1,112,186	$(1,553,006)	$-	$11,245,932

4.            Fair Value Measurements
      In accordance with Accounting Standards Codification ("ASC") No. 820, Fair Value Measurements and Disclosures, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.
      The Plan applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 -	Quoted prices in active markets for identical assets or liabilities.
Level 2 -	Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 -	Inputs that are generally unobservable and typically reflect the Plan Administrator's estimates of assumptions that market participants would use in pricing the asset or liability.

      Using the market approach, the following table presents the Plan's assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:
	2012
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual funds:
Domestic equities	$5,826,302	$5,826,302	$-	$-
International equities	2,511,390	2,511,390	-	-
Bond	1,041,112	1,041,112	-	-
Money market	1,043,234	1,043,234	-	-
Balanced	1,103,359	1,103,359
Target date	53,638	53,638
Stage Stores, Inc. common stock	1,302,466	1,302,466	-	-
	$12,881,501	$12,881,501	$-	$-
	2011
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual funds:
Domestic equities	$3,512,719	$3,512,719	$-	$-
International equities	2,852,076	2,852,076	-	-
Bond	1,716,760	1,716,760	-	-
Money market	2,121,315	2,121,315	-	-
Balanced	857,429	857,429
Stage Stores, Inc. common stock	922,377	922,377	-	-
	$11,982,676	$11,982,676	$-	$-

For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2 or 3.
5.            Administrative Expenses
      All administrative expenses of the Plan are paid by the Company.
6.            Income Tax Status
           The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.

7.            Exempt Party-in-Interest Transactions
      At December 31, 2012 and 2011, the plan held $1,302,466 and $922,377, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $688,531 and $829,790, respectively. During the year ended December 31, 2012 the Plan  recorded dividend income of $24,433 from the Company's shares.
8.            Subsequent Event
         Effective April 1, 2013, the Committee has appointed Fidelity Management Trust Company to administer all mutual funds and the Company Stock Investment Option, execute all investment transactions and serve as the Plan's trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administrative Committee, which is the administrative committee for the Stage Stores, Inc. Nonqualified Deferred Compensation Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STAGE STORES, INC. NONQUALIFIED
DEFERRED COMPENSATION PLAN

March 28, 2013	/s/ Oded Shein
(Date)	Oded Shein
Plan Administrative Committee
Stage Stores, Inc.